SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches New Structure of Its Fare Categories
 Company Creates More Accessible Options with Improved Features

São Paulo, March 29, 2010 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-fare and low-cost airline in Latin America, launches new structure of its fare categories. The options – Comfort, Flexible, Scheduled and Promotional – are available as of today on the Company's website (www.voegol.com.br).

The change, the result of a passenger behavior survey, has simplified fare categories in order to make them more accessible and easier to understand. The main characteristics of the new categories are:

Comfort Fare: available on all VARIG’s medium-haul flights to Bogotá (Columbia), Caracas (Venezuela) and Aruba (Caribbean), this fare category provides clients with differentiated service, including extra space between seats and more on-board privacy. Other advantages include a 50% mileage bonus and check-in, boarding and baggage handling priority, in addition, the passenger has access to VIP SMILES lounges.

Flexible Fare: perfect for anyone who requires flexibility, this fare allows passengers to change the time or date of their flight, in addition to conferring other benefits, such as boarding priority, access to VIP SMILES lounges and a 25% mileage bonus.

Scheduled Fare: offers the best prices for those booking in advance.

Promotional Fare: created for clients seeking to take advantage of offers and obtain the lowest prices.

The make-over is just one of many GOL initiatives designed to simplify passengers’ flying experience. “We are personalizing our services in line with the needs of each client profile, offering more benefits at a lower price.”, declared Marcelo Bento, GOL’s Head of Yield and Alliances.

Ever since its inception, the Company has been investing in services and products that facilitate access to air travel, attracting more passengers (including first-time fliers), thanks to rigorous safety standards, low costs, high-quality customer service and innovation. For example, GOL was the first national airline to eliminate paper tickets and introduce check-in by cell phone. Recently, the company has introduced more innovations, such as iPhone services and the sale of snacks and drinks on board (Buy on Board).

Further information on the characteristics of each fare category can be obtained on GOL’s website (www.voegol.com.br) or by phone through the Customer Relations Center 0300-115-2121.

Contact

About GOL Linhas Aéreas Inteligentes S.A

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
M. Smith and N. Dean
Phone.: +1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.